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SEC FILE NUMBER
8-47499

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Athene Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7700 Mills Civic Parkway
(No. and Street)

West Desmoines (City) IA (State) 50266 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Batterson (Name) 515-342-4616 (Area Code – Telephone Number) cbatterson@athene.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLP
(Name – if individual, state last, first, and middle name)

699 Walnut Street (Address) Des Moines (City) IA (State) 50309 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 238 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Chad Batterson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Athene Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Chad M Batterson

Title: President Athene Securities, LLC

D Knutson

Notary Public

NOTARIAL SEAL IOWA
DEBRA K. KNUTSON
COMMISSION # 150605
MY COMMISSION EXPIRES
5/25/2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Athene Securities, LLC
Index
December 31, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Athene Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Athene Securities, LLC (the "Company") as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines, Iowa 50309
T: (515) 246 3800, www.pwc.com/us

pwc

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 11, 2022

We have served as the Company's auditor since 2012.

Athene Securities, LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	989,339
Prepaid expenses		49,897
Amounts due from affiliate		163,332
Tax receivable		1,795
Total assets	$	1,204,363
Liabilities and member's equity		
Commissions payable and accrued expenses	$	566,619
Total liabilities		566,619
Member's equity		
Member's capital		
Class A - 100 units authorized, issued, and outstanding		2,338,075
Class B - 34 units authorized, issued, and outstanding		152,000
Accumulated deficit		(1,852,331)
Total member's equity		637,744
Total liabilities and member's equity	$	1,204,363

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Income
Year Ended December 31, 2021

Revenues	
Commissions revenue	$ 27,941,309
Service revenue	613,720
Total revenue	28,555,029
Expenses	
Audit fees	230,000
Commissions expense	27,941,309
Salaries, education, and facilities	115,821
FINRA fees	69,391
Legal fees	55,400
Software licensing fees	43,880
Outsourcing service fees	25,601
Management consulting fees	14,400
Other operating expenses	19,078
Total expenses	28,514,880
Net income	$ 40,149

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2021	$ 2,490,075	$ (1,892,480)	$ 597,595
Net income	—	40,149	40,149
Balance at December 31, 2021	$ 2,490,075	$ (1,852,331)	$ 637,744

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2021

Operating activities		
Net income	$	40,149
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Amounts due from affiliate		(139,351)
Prepaid expenses		13,191
Accrued expenses		291,859
Net cash provided by operating activities		205,848
Net increase in cash		205,848
Cash at beginning of year		783,491
Cash at end of year	$	989,339

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Athene Securities, LLC (the Company) is a wholly owned subsidiary of Athene USA Corporation (AUSA). AUSA is an indirect wholly owned subsidiary of Athene Holding Ltd. (AHL), a Bermuda exempted company. The Company serves as a principal underwriter/distributor for registered insurance and annuity products of Athene Annuity and Life Company (AAIA). AAIA is an indirect wholly owned subsidiary of AUSA. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. (FINRA).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market mutual funds. The Company did not possess any cash equivalents as of December 31, 2021.

Service Revenue

Under an intercompany agreement, AAIA pays the Company a fee for all expenses incurred by the Company, excluding third-party commissions, to satisfy its performance obligation of providing broker dealer services to AAIA, including but not limited to payment of certain expenses and maintaining relationships with financial institutions. The fee is calculated at a rate of 107% of the expenses incurred by the Company in accordance with the underlying expense sharing agreement. The performance obligation for providing broker-dealer services is satisfied over time since AAIA is receiving and consuming the benefits as they are provided by the Company. Fees are calculated and recorded monthly and are related specifically to the services provided in that period, which are distinct from the services provided in other periods. A receivable for these fees is recorded at each month end which is then settled in the following month.

Broker Dealer Commissions Revenue

The Company earns upfront and trail commission revenue primarily from the performance obligation to distribute registered insurance and annuity products under an underwriting and distribution agreement with AAIA. Revenue related to upfront commissions is earned by the Company when the contract is sold as the performance obligation is satisfied at the time. Trail commissions are based on the balance of the funds held in the contract (Contract Balance) at a point in time and are earned when commissions are recorded by AAIA and due to third-party broker dealers on behalf of the Company. The Company believes these variable fees paid over time are fully constrained because the fees are linked to the Contract Balance, which introduces market volatility to the analysis. Fees earned over a long period of time based on investor behavior may have uncertainty on a portion of the fees. This uncertainty is resolved over time as the Contract Balance is determined and investing activity occurs. Past performance of a fund and/or past history of investor behavior may not be indicative of future results or behavior. Commissions revenue is calculated and recorded monthly. Amounts due from affiliate include commissions receivable that have not been collected at the end of the reporting period. Amounts due from affiliate are settled in the following reporting period when commissions are paid.

Broker Dealer Commissions Expense

Commissions expense is paid to third-party broker dealers on behalf of the Company related to upfront commissions paid at contract issuance and asset trail commissions earned on the point in time account balances of the registered contracts. Based on the amount of expenses at AAIA, the Company records broker dealer commission expense to reflect the expensing of these amounts on its behalf. Commissions expense are

recorded monthly. Commissions payable include any amounts due to third-party broker dealers that have not been paid as of the end of the reporting period.

Operating Expenses

Operating expenses, such as technology fees and broker dealer bond insurance premiums, are related to operating activities of the Company and are intended to keep the entity in its good standing. These are expensed in the period to which they relate.

Income Taxes

The Company is a disregarded entity for tax purposes and is not subject to US federal and state income taxes. The receivable balance represents over-payments related to periods for which the entity was subject to US federal and state income taxes.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act (SEA) of 1934, the Company is required to maintain a minimum amount of net capital of $5,000 and its ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had aggregate indebtedness of $566,619 and net capital of $422,720, which was $384,945 in excess of its required net capital of $37,775. The ratio of aggregate indebtedness to net capital was 1.34. The net capital rules may effectively restrict the payment of dividends. The Company is subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) wholesaler of registered insurance products and annuities; and (2) collects commissions from variable annuity business, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

3. Fair Value

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value according to the following:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist primarily of cash, prepaid assets, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments and are classified as Level 1, as of December 31, 2021.

4. Related Party Matters

During 2021, the Company updated its expense sharing agreement with Athene Employee Services, LLC (AES), an affiliate of the Company. Under the terms of the agreement, the Company was charged $106,821 for the use of facilities, services, and personnel of its affiliate in the course of serving as a broker-dealer for

the year ended December 31, 2021. These costs have been recognized as salaries, education, and facilities expense within the Statement of Income.

Under the terms of the AAIA intercompany allocation agreement, service revenue totaling $613,720 was earned by the Company in the current year.

Amounts due from affiliates totaling $163,332 arise from transactions from the agreements with AES and AAIA. All intercompany balances and transactions are settled in cash on a monthly basis, except for commissions receivable which are settled when the commissions are paid.

During 2021, the Company renewed its agreement with AUSA, a direct parent of the Company, whereby AUSA has agreed to provide any necessary support required for the Company to meet its minimum regulatory requirements as well as its ongoing financial obligations. In accordance with this agreement, AUSA will provide such support for at least twelve months from the date of the issuance of the financial statements of the Company for the year ending December 31, 2021.

5. Commitments and Contingencies

The Company may be subject to legal and regulatory actions in the ordinary course of its business. As of December 31, 2021, the Company has no known legal or regulatory actions outstanding. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. Subsequent Events

The Company has evaluated subsequent events through February 11, 2022, the date these financial statements were available to be issued. In March 2021, AHL entered into an Agreement and Plan of Merger with Apollo Global Management, Inc., a Delaware corporation (AGM). On January 1, 2022, the merger was completed and at the time of the merger AHL became a subsidiary of AGM. The merger is not expected to have material impact on the Company.

Supplemental Schedules

Athene Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2021 **Schedule I**

1	Total ownership equity from statement of financial condition	$	637,744
2	Deduct ownership equity not allowable for net capital		—
3	Total ownership equity qualified for net capital		637,744
4	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
	B. Other deductions or allowable credits		—
5	Total capital and allowable subordinated liabilities		637,744
6	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition		(215,024)
7	Other additions and/or allowable credits:		
	Deferred tax on unrealized appreciation of investments		—
8	Net capital before haircuts on securities positions		422,720
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit, and commercial paper		
	2. U.S. and Canadian government obligations		
	3. State and municipal government obligations		
	4. Corporate obligations		
	5. Stocks and warrants		
	6. Options		
	7. Arbitrage		
	8. Other securities		
	D. Undue concentration		
	E. Other		
10	Net capital	$	422,720

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2021.

Athene Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2021 **Schedule I (continued)**

	Computation of basic net capital requirement	
11	Minimum net capital required (6-2/3% of line 19)	$ 37,775
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13	Net capital requirement (greater of line 11 or 12)	37,775
14	Excess net capital (line 10 less 13)	384,945
15	Net capital less greater of 10% of line 19 or 120% of line 12	$ 366,058
	Computation of aggregate indebtedness	
16	Total A.I. liabilities from statement of financial condition	$ 566,619
17	Add:	
	A. Drafts for immediate credit	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	
	C. Other unrecorded amounts	
18	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))	
19	Total aggregate indebtedness	$ 566,619
20	Percentage of indebtedness to net capital (line 19 / line 10)	134.04 %
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	— %

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2021.

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to: (1) wholesaler of registered insurance products and annuities; and (2) collects commissions from variable annuity business, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

There are no material differences between the information presented above and the information presented in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2021.